Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445

Lionheart Acquisition Corporation II Files a Registration Statement on Form S-4 in Connection with Proposed Business Combination with MSP Recovery, LLC

Filing of Registration Statement on Form S-4 Provides Historical Financial Data

MIAMI and CORAL GABLES, FLA, NOVEMBER 11, 2021 – MSP Recovery, LLC (“MSP Recovery” or “MSP”), the industry leader in Medicare, Medicaid, commercial, and secondary payer reimbursement recovery, and Lionheart Acquisition Corporation II (“Lionheart” or “LCAP”) (Nasdaq: LCAP), a blank check company, today announced that LCAP has filed with the U.S. Securities and Exchange Commission (“SEC”) in preliminary form a registration statement on Form S-4 (the “Registration Statement”) which contains a preliminary proxy statement/prospectus, in connection with the proposed business combination between LCAP and MSP Recovery announced on July 12, 2021. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about MSP Recovery, LCAP, and the proposed business combination.

LCAP’s common stock, units and warrants are currently traded on NASDAQ under the symbols “LCAP,” “LCAPU” and “LCAPW,” respectively. In connection with the closing of the proposed business combination, LCAP intends to change its name to “MSP Recovery, Inc.” and remain listed on NASDAQ under the new symbol “MSPR.” The proposed business combination has been unanimously approved by the Board of Directors of LCAP and is expected to occur in the first quarter of 2022, subject to approval by LCAP’s stockholders, the Registration Statement being declared effective by the SEC and other customary closing conditions.

A link to the filing is available under the “SEC Filings” section of the Lionheart website at www.lionheartacquisitioncorp.com/sec-filings. The filing can also be viewed on the SEC’s website at www.sec.gov.

About MSP Recovery

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties, while providing the industry with comprehensive compliance solutions. For more information, visit: www.msprecovery.com.

About LCAP

Lionheart Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit: www.LCAP2.com.

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Important Information and Where to Find It

In connection with the proposed business combination, LCAP has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus of LCAP. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to the stockholders of LCAP as of the record date established for voting on the proposed business combination. SECURITYHOLDERS OF LCAP ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL EXHIBITS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. LCAP’s stockholders are able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies
This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, MSP, and their respective directors, executive officers and other members of their management and employees, including Ophir Sternberg, John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of LCAP’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of LCAP’s directors and executive officers in LCAP’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation
No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

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Cautionary Note Regarding Forward Looking Statements
This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects,” “plans,” “projects,” “forecasts,” “estimates,” “intends,” “expects,” “anticipates,” “seeks,” “targets,” “continues,” “believes,” “opinion,” “will,” “could,” “future,” “growth,” or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and Lionheart’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and Lionheart and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (the “Agreement”); the outcome of any legal proceedings that may be instituted against Lionheart or MSP or affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of Lionheart’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in LCAP’s most recent filings with the SEC and in the Registration Statement, including the preliminary proxy statement/prospectus (and, when available, the definitive proxy statement/prospectus), filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

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Contacts:

For Media:

ICR, Inc.

MSP@ICRinc.com

For Investors:

ICR, Inc.

Marc Griffin

Marc.Griffin@ICRinc.com

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